UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 6-K/A
                               (Amendment No. 1)


           REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                    For the Month of   November 2002
                                       -------------





                          CREW DEVELOPMENT CORPORATION
                          ----------------------------
                              (Name of Registrant)

          #400-837 W. Hastings St, Vancouver, British Columbia V6C 3N6
          ------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                                                Form 20-F [X]   Form 40-F [ ]



Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                                   Yes [ ]       No [X}

     1.   Press Release dated: November 18, 2002

     2.   Material Change dated: November 18, 2002

     3.   Management Discussion and Analysis




                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly cause this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

            Crew Development Corporation.: SEC File No. 12b=#1-11816
            ---------------------------------------------------------
                                  (Registrant)




Date: November 18, 2002:    By /s/  Rupi Khanuja
                               ----------------------------------------
                               Rupi Khanuja, Corporate Controller

                                      CREW
                            DEVELOPMENT CORPORATION

November 18, 2002

TRADING SYMBOL:        TORONTO & OSLO: CRU
                       FRANKFURT: KNC, OTC-BB-other: CRWVF


                                  NEWS RELEASE


               RESULTS FOR THE FINANCIAL YEAR ENDED JUNE 30, 2002
               --------------------------------------------------

For the year ended June 30, 2002, the Company achieved operating income of CAD
20.2 million (2001 - CAD 9.2 million) on revenues of CAD 111.7 million (2001 - CAD 79.7 million). Also included in the results for the quarter are a provision for the impairment of CAD 19.6 million (2001 - CAD nil) in the value of the Company's investment in Asia Pacific Resources Ltd, and a provision of CAD 5 million (2001 - CAD nil) for the impairment of other mineral property interests, resulting in a net loss for the year ended June 30, 2002 of CAD 40.8 million (2001 - CAD 26.3 million).

The Company's operating results for the period include the consolidated financial results of Metorex Ltd., for the 10 months ended April 30, 2002. On April 24, 2002, Metorex issued 18.1 million shares in a private placement to other shareholders. On April 26, 2002, Crew sold 6.5 million shared of Metorex Ltd. for proceeds of CAD 2.9 million. As a result of these transactions, Company's interest in Metorex was reduced to 41%. Consequently, the Company no longer consolidates its interest in Metorex Ltd., effective April 30, 2002. On October 22, 2002, Crew further reduced its holding in Metorex by selling 28 million shares for proceeds of ZAR 83.2 million (CAD 12.6 million).

Crew is in the final stages of planning the commencement of production from the Nalunaq Gold Mine. Nalunaq has an existing stockpile containing approximately 28,000 oz of gold. Mine construction is expected to start in the first half of 2003, and the economics of the operation are considered to be robust. The average annual production is projected to be 90,000 oz at a cash operating cost of USD $168 per oz, based on an average ore production of 350 tonnes per day. A Memorandum of Understanding has recently been signed with Richmont Mines Ltd. for the batch treatment of Nalunaq ore at the Nugget Pond processing plant in Newfoundland. Relevant authorities are currently reviewing the feasibility and the environmental impact studies, and a mining permit is pending. Assuming all the necessary permits are received as anticipated, Nalunaq should be in production during 2003.

GOING FORWARD
Crew has over the last six months changed its strategy from having the ambition of becoming a broadly diversified multi-commodity mining company to focus primarily on precious metals. This change in strategy is a result of a management and board evaluation of where the main potential for near term income is, as well as where the company can see further growth based on the companies own financial and human resources. Management will focus on further reduction of costs, identify new projects with near term cash flow potential as well as developing existing assets.

It is management's view that Crew is well positioned to meet the future with an attractive portfolio of projects, a solid balance sheet and treasury. The company is of the opinion that Nalunaq as well as the other 3 structures with visual gold on Greenland, Lake-410, Ippatit and Nanisiaq individually and together plus Crew's 51% ownership in Hwini-Butre, Ghana, represents a considerable upside for Crew. There is a clear focus from management to develop these assets.

                                "Jan A. Vestrum"
                                ----------------
                                President and CEO

--------------------------------------------------------------------------------

    For more information or to be put on our email list, please contact the Vancouver Office, (604) 683 7585 or US/Canada Toll Free: 1-866-818-2211,
email: ir@crewdev.com or the Oslo Office at +47 67 59 2424, email crew@crew.no.
       --------------                                             -------------
                  Visit our website at http://www.crewdev.com.
                                       -----------------------


CREW DEVELOPMENT CORPORATION
Consolidated Balance Sheets
(expressed in Canadian dollars)

-------------------------------------------------------------------------------------
As at June 30,                                                  2002             2001

-------------------------------------------------------------------------------------
ASSETS
CURRENT
        Cash                                           $   4,376,481    $  40,156,933
        Accounts receivable (Note 3)                         198,812       23,396,808
        Inventories (Note 4)                                    --          8,693,470
        Prepaid expenses                                     250,389          295,823
        Due from Metorex Limited (Note 23)                 2,263,232             --
        Future income taxes (Note 13)                           --          1,044,899
     --------------------------------------------------------------------------------
                                                           7,088,914       73,587,933

NALUNAQ MINERAL PROPERTY INTEREST (Note 5)                34,460,247       25,994,352
INVESTMENT IN METOREX LIMITED (Note 6)                    28,809,532             --
GEOTHERMAL PROJECT  (Note 7)                               2,613,596          249,853
INVESTMENT IN ASIA PACIFIC RESOURCES  (Note 8)             4,950,000       19,543,056
PROPERTY, PLANT AND EQUIPMENT (Note 9)                       891,347       93,512,669
OTHER MINERAL PROPERTY INTERSTS (Note 10)                  3,245,298        8,106,818
REHABILITATION TRUST FUND (Note 18)                             --          3,763,882
OTHER                                                         27,000          396,723
-------------------------------------------------------------------------------------
                                                       $  82,085,934    $ 225,155,286
=====================================================================================

LIABILITIES
CURRENT
        Bank indebtedness  (Note 11)                   $        --      $   1,361,120
        Accounts payable and accrued liabilities           2,648,712       29,584,363
        Income taxes payable                                    --          2,567,968
        Current portion of long-term debt (Note 12)             --          7,748,460
        Current portion of provisions ( Note 14)                --          3,482,998
     --------------------------------------------------------------------------------
                                                           2,648,712       44,744,909

LONG-TERM DEBT (Note 12)                                        --         10,484,144
FUTURE INCOME TAXES (Note 13)                              3,338,484       16,412,842
PROVISIONS (Note 14)                                            --          6,453,365
EMPLOYEE FUTURE BENEFITS                                        --          2,781,730
NON-CONTROLLING INTEREST                                   2,324,649       36,995,376
-------------------------------------------------------------------------------------
                                                           8,311,845      117,872,366
-------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY
        Share capital (Note 15)                          160,114,934      156,750,902
        Share purchase warrants (Note 15 (g))                275,250             --
        Deficit                                          (83,846,598)     (42,697,223)
        Cumulative translation adjustment  (Note 16)      (2,769,497)      (6,770,759)
     --------------------------------------------------------------------------------
                                                          73,774,089      107,282,920
-------------------------------------------------------------------------------------
                                                       $  82,085,934    $ 225,155,286
=====================================================================================

         See accompanying notes to the Consolidated Financial Statements

   On behalf of the Board:
   Jan Vestrum  Director
   -------------
   Cameron Belsher-   Director





CREW DEVELOPMENT CORPORATION
Consolidated Statements of Loss and Deficit
(expressed in Canadian dollars)

------------------------------------------------------------------------------------------------------------
                                                                             Year ended        Year ended
                                                                            June 30, 2002     June 30, 2001
------------------------------------------------------------------------------------------------------------
MINERAL SALES                                                               $ 111,730,701    $  79,702,138
DIRECT COSTS OF MINERAL SALES                                                 (87,425,868)     (66,508,590)
AMORTIZATION                                                                   (4,108,590)      (3,985,344)
------------------------------------------------------------------------------------------------------------
                                                                               20,196,243        9,208,204
------------------------------------------------------------------------------------------------------------


EXPENSES
   Administration, office and general                                         (13,798,260)      (8,132,725)
   Amorization                                                                   (242,525)         (83,138)
   Interest                                                                    (1,530,963)        (634,274)
   Professional fees                                                           (1,857,503)        (795,648)
------------------------------------------------------------------------------------------------------------
                                                                              (17,429,251)      (9,645,785)
------------------------------------------------------------------------------------------------------------

OTHER INCOME (EXPENSES)
   (Loss) gain on investment in Metorex Limited (Note 6 (d))                   (8,036,773)       3,540,665
   Provision for impairment of Chibuluma South Mine (Note 6(b))                (8,450,857)              -
   Loss on dilution of interest in geothermal asset (Note 7)                   (1,503,055)              -
   Provision for impairment in investment in Asia Pacific
         Resources (Note 8)                                                   (19,593,056)              -
   Provision for decline in value of investment in Mindoro Nickel
         Project  (Note 10)                                                          --        (34,024,132)
   Costs related to Mindoro Nickel Project (Note 10)                           (1,572,585)              -
   Provision for impairment of other mineral property interests (Note 10)      (5,009,878)              -
   Foreign exchange gain (loss)                                                   736,095       (1,043,032)
   Gain on sale of other assets                                                   431,480          211,113
   Interest and other income                                                    1,726,067        4,225,236
   ---------------------------------------------------------------------------------------------------------
                                                                              (41,272,562)     (27,090,150)
------------------------------------------------------------------------------------------------------------
LOSS BEFORE PROVISION FOR INCOME TAXES AND
   NON-CONTROLLING INTEREST                                                   (38,505,570)     (27,527,731)
------------------------------------------------------------------------------------------------------------
PROVISION FOR INCOME TAXES  (Note 13)
   Current                                                                      4,875,053        3,151,223
   Future                                                                      (4,228,918)      (7,499,169)
------------------------------------------------------------------------------------------------------------
                                                                                  646,135       (4,347,946)
------------------------------------------------------------------------------------------------------------
LOSS BEFORE NON-CONTROLLING INTEREST                                          (39,151,705)     (23,179,785)
NON-CONTROLLING INTEREST                                                       (1,598,984)      (3,103,752)
------------------------------------------------------------------------------------------------------------
NET LOSS                                                                      (40,750,689)     (26,283,537)
DEFICIT, BEGINNING OF THE YEAR                                                (42,697,223)     (16,413,686)
DIVIDEND (Note 7)                                                                (228,284)            --
NET LIABILITIES ACQUIRED ON REVERSE TAKEOVER OF
     NORTH PACIFIC GEOPOWER CORP (Note 7)                                        (170,402)            --
------------------------------------------------------------------------------------------------------------
DEFICIT, END OF YEAR                                                        $ (83,846,598)   $ (42,697,223)
============================================================================================================

LOSS PER SHARE - BASIC AND DILUTED                                          $       (0.31)   $       (0.26)
============================================================================================================

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING                                 131,790,183      101,708,357
============================================================================================================

                       See accompanying Notes to the Consolidated Financial Statements


                                  FORM 53-901F


                          Material Change Report Under:
             Section 85(1) of the Securities Act (British Columbia)
                 Section 75(2) of the Securities Act (Ontario).


ITEM 1.  REPORTING ISSUER

                  Crew Development Corporation
                  400 - 837 West Hastings Street
                  Vancouver, BC V6C 3N6


ITEM 2.  November 18, 2002


ITEM 3.  PRESS RELEASE / PUBLICATION / FILING

A press release providing notice of the material change was issued on November 18, 2002, to the Toronto Stock Exchange and through various approved public media.


ITEM 4.  SUMMARY OF MATERIAL CHANGE

Results for the Financial Year Ended June 30, 2002


ITEM 5.  FULL DESCRIPTION OF MATERIAL CHANGE

For the year ended June 30, 2002, the Company  achieved  operating income of CAD
20.2 million (2001 - CAD 9.2 million) on revenues of CAD 111.7 million (2001 - CAD 79.7 million). Also included in the results for the quarter are a provision for the impairment of CAD 19.6 million (2001 - CAD nil) in the value of the Company's investment in Asia Pacific Resources Ltd, and a provision of CAD 5 million (2001 - CAD nil) for the impairment of other mineral property interests, resulting in a net loss for the year ended June 30, 2002 of CAD 40.8 million (2001 - CAD 26.3 million).

The Company's operating results for the period include the consolidated financial results of Metorex Ltd., for the 10 months ended April 30, 2002. On April 24, 2002, Metorex issued 18.1 million shares in a private placement to other shareholders. On April 26, 2002, Crew sold 6.5 million shared of Metorex Ltd. for proceeds of CAD 2.9 million. As a result of these transactions, Company's interest in Metorex was reduced to 41%. Consequently, the Company no longer consolidates its interest in Metorex Ltd., effective April 30, 2002. On October 22, 2002, Crew further reduced its holding in Metorex by selling 28 million shares for proceeds of ZAR 83.2 million (CAD 12.6 million).

Crew is in the final stages of planning the commencement of production from the Nalunaq Gold Mine. Nalunaq has an existing stockpile containing approximately 28,000 oz of gold. Mine construction is expected to start in the first half of 2003, and the economics of the operation are considered to be robust. The average annual production is projected to be 90,000 oz at a cash operating cost of USD $168 per oz, based on an average ore production of 350 tonnes per day. A

Memorandum of Understanding has recently been signed with Richmont Mines Ltd. for the batch treatment of Nalunaq ore at the Nugget Pond processing plant in Newfoundland. Relevant authorities are currently reviewing the feasibility and the environmental impact studies, and a mining permit is pending. Assuming all the necessary permits are received as anticipated, Nalunaq should be in production during 2003.

GOING FORWARD

Crew has over the last six months changed its strategy from having the ambition of becoming a broadly diversified multi-commodity mining company to focus primarily on precious metals. This change in strategy is a result of a management and board evaluation of where the main potential for near term income is, as well as where the company can see further growth based on the companies own financial and human resources. Management will focus on further reduction of costs, identify new projects with near term cash flow potential as well as developing existing assets.

It is management's view that Crew is well positioned to meet the future with an attractive portfolio of projects, a solid balance sheet and treasury. The company is of the opinion that Nalunaq as well as the other 3 structures with visual gold on Greenland, Lake-410, Ippatit and Nanisiaq individually and together plus Crew's 51% ownership in Hwini-Butre, Ghana, represents a considerable upside for Crew. There is a clear focus from management to develop these assets.

                                "Jan A. Vestrum"
                                President and CEO
--------------------------------------------------------------------------------

    For more information or to be put on our email list, please contact the Vancouver Office, (604) 683 7585 or US/Canada Toll Free: 1-866-818-2211,
email: ir@crewdev.com or the Oslo Office at +47 67 59 2424, email crew@crew.no.
       --------------                                             -------------
                  Visit our website at http://www.crewdev.com.
                                       -----------------------


CREW DEVELOPMENT CORPORATION
Consolidated Balance Sheets
(expressed in Canadian dollars)

-------------------------------------------------------------------------------------
As at June 30,                                                  2002             2001

-------------------------------------------------------------------------------------
ASSETS
CURRENT
        Cash                                           $   4,376,481    $  40,156,933
        Accounts receivable (Note 3)                         198,812       23,396,808
        Inventories (Note 4)                                    --          8,693,470
        Prepaid expenses                                     250,389          295,823
        Due from Metorex Limited (Note 23)                 2,263,232             --
        Future income taxes (Note 13)                           --          1,044,899
     --------------------------------------------------------------------------------
                                                           7,088,914       73,587,933

NALUNAQ MINERAL PROPERTY INTEREST (Note 5)                34,460,247       25,994,352
INVESTMENT IN METOREX LIMITED (Note 6)                    28,809,532             --
GEOTHERMAL PROJECT  (Note 7)                               2,613,596          249,853
INVESTMENT IN ASIA PACIFIC RESOURCES  (Note 8)             4,950,000       19,543,056
PROPERTY, PLANT AND EQUIPMENT (Note 9)                       891,347       93,512,669
OTHER MINERAL PROPERTY INTERSTS (Note 10)                  3,245,298        8,106,818
REHABILITATION TRUST FUND (Note 18)                             --          3,763,882
OTHER                                                         27,000          396,723
-------------------------------------------------------------------------------------
                                                       $  82,085,934    $ 225,155,286
=====================================================================================

LIABILITIES
CURRENT
        Bank indebtedness  (Note 11)                   $        --      $   1,361,120
        Accounts payable and accrued liabilities           2,648,712       29,584,363
        Income taxes payable                                    --          2,567,968
        Current portion of long-term debt (Note 12)             --          7,748,460
        Current portion of provisions ( Note 14)                --          3,482,998
     --------------------------------------------------------------------------------
                                                           2,648,712       44,744,909

LONG-TERM DEBT (Note 12)                                        --         10,484,144
FUTURE INCOME TAXES (Note 13)                              3,338,484       16,412,842
PROVISIONS (Note 14)                                            --          6,453,365
EMPLOYEE FUTURE BENEFITS                                        --          2,781,730
NON-CONTROLLING INTEREST                                   2,324,649       36,995,376
-------------------------------------------------------------------------------------
                                                           8,311,845      117,872,366
-------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY
        Share capital (Note 15)                          160,114,934      156,750,902
        Share purchase warrants (Note 15 (g))                275,250             --
        Deficit                                          (83,846,598)     (42,697,223)
        Cumulative translation adjustment  (Note 16)      (2,769,497)      (6,770,759)
     --------------------------------------------------------------------------------
                                                          73,774,089      107,282,920
-------------------------------------------------------------------------------------
                                                       $  82,085,934    $ 225,155,286
=====================================================================================

         See accompanying notes to the Consolidated Financial Statements

   On behalf of the Board:
   Jan Vestrum  Director
   -------------
   Cameron Belsher-   Director





CREW DEVELOPMENT CORPORATION
Consolidated Statements of Loss and Deficit
(expressed in Canadian dollars)

------------------------------------------------------------------------------------------------------------
                                                                             Year ended        Year ended
                                                                            June 30, 2002     June 30, 2001
------------------------------------------------------------------------------------------------------------
MINERAL SALES                                                               $ 111,730,701    $  79,702,138
DIRECT COSTS OF MINERAL SALES                                                 (87,425,868)     (66,508,590)
AMORTIZATION                                                                   (4,108,590)      (3,985,344)
------------------------------------------------------------------------------------------------------------
                                                                               20,196,243        9,208,204
------------------------------------------------------------------------------------------------------------


EXPENSES
   Administration, office and general                                         (13,798,260)      (8,132,725)
   Amorization                                                                   (242,525)         (83,138)
   Interest                                                                    (1,530,963)        (634,274)
   Professional fees                                                           (1,857,503)        (795,648)
------------------------------------------------------------------------------------------------------------
                                                                              (17,429,251)      (9,645,785)
------------------------------------------------------------------------------------------------------------

OTHER INCOME (EXPENSES)
   (Loss) gain on investment in Metorex Limited (Note 6 (d))                   (8,036,773)       3,540,665
   Provision for impairment of Chibuluma South Mine (Note 6(b))                (8,450,857)              -
   Loss on dilution of interest in geothermal asset (Note 7)                   (1,503,055)              -
   Provision for impairment in investment in Asia Pacific
         Resources (Note 8)                                                   (19,593,056)              -
   Provision for decline in value of investment in Mindoro Nickel
         Project  (Note 10)                                                          --        (34,024,132)
   Costs related to Mindoro Nickel Project (Note 10)                           (1,572,585)              -
   Provision for impairment of other mineral property interests (Note 10)      (5,009,878)              -
   Foreign exchange gain (loss)                                                   736,095       (1,043,032)
   Gain on sale of other assets                                                   431,480          211,113
   Interest and other income                                                    1,726,067        4,225,236
   ---------------------------------------------------------------------------------------------------------
                                                                              (41,272,562)     (27,090,150)
------------------------------------------------------------------------------------------------------------
LOSS BEFORE PROVISION FOR INCOME TAXES AND
   NON-CONTROLLING INTEREST                                                   (38,505,570)     (27,527,731)
------------------------------------------------------------------------------------------------------------
PROVISION FOR INCOME TAXES  (Note 13)
   Current                                                                      4,875,053        3,151,223
   Future                                                                      (4,228,918)      (7,499,169)
------------------------------------------------------------------------------------------------------------
                                                                                  646,135       (4,347,946)
------------------------------------------------------------------------------------------------------------
LOSS BEFORE NON-CONTROLLING INTEREST                                          (39,151,705)     (23,179,785)
NON-CONTROLLING INTEREST                                                       (1,598,984)      (3,103,752)
------------------------------------------------------------------------------------------------------------
NET LOSS                                                                      (40,750,689)     (26,283,537)
DEFICIT, BEGINNING OF THE YEAR                                                (42,697,223)     (16,413,686)
DIVIDEND (Note 7)                                                                (228,284)            --
NET LIABILITIES ACQUIRED ON REVERSE TAKEOVER OF
     NORTH PACIFIC GEOPOWER CORP (Note 7)                                        (170,402)            --
------------------------------------------------------------------------------------------------------------
DEFICIT, END OF YEAR                                                        $ (83,846,598)   $ (42,697,223)
============================================================================================================

LOSS PER SHARE - BASIC AND DILUTED                                          $       (0.31)   $       (0.26)
============================================================================================================

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING                                 131,790,183      101,708,357
============================================================================================================

                       See accompanying Notes to the Consolidated Financial Statements


ITEM 6.  RELIANCE ON SECTION 85(2) OF THE ACT

Not applicable.


ITEM 7.  OMITTED INFORMATION

Not applicable.


ITEM 8.  SENIOR OFFICER

Contact: Jan A. Vestrum
Telephone: (604) 683-7585.


ITEM 9.  STATEMENT OF SENIOR OFFICER/DIRECTOR

The foregoing accurately discloses the material change referred to in this report.



DATED at the City of Vancouver, in the Province of British Columbia, this 18th day of November, 2002


Per:  Jan A. Vestrum, President & CEO

                                      CREW
                             DEVELOPMENT CORPORATION



MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JUNE 30, 2002
---------------------------------------------------------------------

The most significant events of fiscal 2002 were:

o    New Directors and management appointed
o    Nalunaq Bankable Feasibility Completed
o    C$8.7 million spent on developing key projects
o Investment in Metorex Limited reduced from 53% to 41% (and then to 21% on October 22, 2002)
o    Loss on investment in Metorex
o    Public listing of Geothermal Project
o    Impairment of investment in Asia Pacific Resources Ltd.
o    Cancellation of key license of the Mindoro nickel project in July 2001


New directors and management appointed, new strategic focus:

During the year the Company experienced a change of control as a direct consequence of the dissident shareholder action. New management has placed a new strategic focus on developing and operating gold and precious metals assets directly owned by the Company, giving first priority to Nalunaq.

By devising a new operational scenario, management has ensured that Crew will commence gold production at Nalunaq while, in the short term, eliminating the need to build an on-site processing plant, thereby removing a major capital requirement. The Nalunaq gold project is anticipated to be brought into production in 2003.

As a consequence of the Company's new strategy, the Company has also reduced its interest in Metorex Ltd., from 53% to 21% as at October 22, 2002. In addition, Crew and Metorex are jointly seeking to identify new opportunities that would complement both companies' respective strategies.

Nalunaq  Bankable   Feasibility   completed,   and  new  operational   structure
introduced.

During fiscal 2000, Crew acquired a 50% interest in the Nalunaq Gold Project, via its acquisition of Mindex. This interest was increased to 57% by June 30, 2000, as a result of Crew making additional capital contributions. During fiscal 2001, Crew increased its interest in Nalunaq to 67% through further capital contributions and, on June 5, 2001, pursuant to an agreement with the joint venture partner, increased its interest to 82% for no additional cash consideration and obtained operational control of the investment in exchange for various commitments including an agreement to fully fund future development until completion of a final feasibility study.

The feasibility study, which was completed in August 2002, recommended that offshore processing should be pursued initially, in order to allow for immediate cash flow and further expansion of the ore resources at minimal capital investments. An initial mining rate estimated at 350 tonnes per day is anticipated result in gold production of about 90,000 oz per year at a total cash cost of US$169 per oz. The feasibility study recognized that the current measured and indicated resource of approximately 400,000 oz of gold has significant upside potential that may be developed in parallel with the mining and offshore processing operation.

Total capital requirements were estimated at US$ 9.7 million for offshore processing verses US$ 25.6 million for an on-site processing plant. The Company's consultant Kvaerner concluded that shipping the Nalunaq ore to an offshore processing facility is the preferred and recommended first stage of development for the Nalunaq Gold Mine. The project also faced a number of environmental issues related to having an on site processing plant, which indicated potentially long delays in processing the mining permit application. The Company evaluated a number of possibilities and the introduction of the shipping and offshore processing represented a breakthrough for the project, minimizing financial and operational risks as well as generating cash flow much earlier than originally anticipated. The project has positive economic potential, both in the short term and long term, to generate substantial revenues that will fund the company's further growth. In accordance with the new plans the Company announced that the debt financing of the Nalunaq Gold project has been secured through a USD $8 million, Credit Facility with Standard Bank London, since the project could now support a 100% debt financing.


Naluanq and the remaining licenses represent a substantial future potential, as only 1/30 of the estimated overall structure has been explored. When the work started at Naluanq in 1992 only one of three sites could have been prioritized. It is management's view that the concessions that the Company holds in Greenland, together with its partner, Nuna Minerals represents a potential to become a new gold region. Crew will give a high priority to explore its concessions in Greenland in the immediate future.

The partners will transfer their respective ownership of Nalunaq assets to a Greenlandic Limited liability company; Nalunaq Gold Mine A/S, which will be the operator of the gold mine in Greenland and, ultimately, the holder of the mining license. The application for a mining license was submitted to the Home Rule administration in August 2002. The authorities are expected to process the application in early 2003.

Investment in Metorex Limited reduced from 53% to 21%

Effective December 1999, the operations of Metorex were restructured, and its interests held by Metorex and the minority shareholders in the various mining operations were consolidated into Consolidated Murchison Ltd. ("Murchison"), listed on the London and Johannesburg Stock Exchanges. As a result, the Company's joint control over Metorex ended and its interest was replaced by a 41% interest in Murchison (now renamed "Metorex Limited"). As a result of the dilution of the Company's interest in the Metorex mining operations from 50% to 41%, and the resulting loss on joint control, the Company ceased to proportionately consolidate Metorex effective December 31, 1999, and commenced recording its investment in Metorex Limited using the equity method, effective January 1, 2000.

During November 2000, the Company increased it interest in Metorex from 41% to 52% through the acquisition of an additional 11% from existing shareholders. The acquisition has been accounted for using the purchase method of accounting and the financial position and results of operations of Metorex were consolidated from November 24, 2000. At June 30, 2001, the Company held a 53% interest in Metorex.

In April 2002, the Company's interest in Metorex was reduced from 53% to 46%, as a result of a private placement by Metorex with other shareholders; this transaction resulted in the company incurring a loss on dilution of its investment of $1,133,928. Concurrent to the private placement the Company disposed of 6.5 million shares of Metorex for cash proceeds of $2,969,040 resulting in a loss on disposal of $1,071,479. As a result of the dilution of the Company's interest and resulting loss of control, the Company ceased to consolidate the investment effective April 30, 2002 and commenced recording the investment in Metorex Limited using the equity method, effective May 1, 2002. At June 30, 2002, the Company recorded a provision for impairment of $7,381,185 related to the permanent decline in value of its investment in Metorex as a result of the prolonged period in which the carrying value of the Company's investment exceeded the fair value of Metorex's shares.

On October 22, 2002, the Company sold additional shares of Metorex for cash proceeds of 12.6 million. As a result of this transaction, the Company's interest in Metorex was reduced from 41% to 21%.

Public Listing of Geothermal Project

In May 2001, the Company agreed to transfer its 100% interest in Meager Creek Development Corporation ("MCDC") to South Crofty, a Canadian Venture Exchange listed company, in exchange for approximately 97 million common shares of South Crofty. The Company also agreed to acquire the shares of South Crofty from the existing controlling shareholder, and to conduct a private placement to provide South Crofty with initial working capital. These transactions were approved, by a vote of the independent shareholders of South Crofty on November 22, 2001.

Effective November 22,2001, South Crofty Holdings Ltd. (now renamed North Pacific Geopower Corp., "NPGP") acquired all of the issued and outstanding common shares of MCDC from the Company in exchange for 97,378,558 common shares (or 82%) of NPGP's common shares. MCDC held a licence of occupation granted by the British Columbia Ministry of Lands and Parks, giving surface tenure to property at a geothermal site, and a geothermal lease granted by the British Columbia Ministry of Energy, Mines and Petroleum relating to the geothermal site. The licence of occupation and the geothermal lease expire December 17, 2017.

Concurrently with the completion of the MCDC acquisition, North Pacific completed a private placement and received $2,004,000 as a result of the sale of 16,700,000 common shares of the Company to Crew.

In addition, Crew completed the purchase of 10,030,823 common shares of North Pacific from the son of the former Chairman of the Company for consideration of $1,203,699. The Company then issued a dividend of approximately 6,400,000 shares of NPGP, being one share of NPGP for each 20 shares held of Crew. At June 30, 2002, the company held 86.8% of NPGP's common shares. Of the shares received by Crew, 117,679,381 have been placed in a surplus escrow pursuant to the Policies of the Canadian Venture Exchange.


The Company believes that the latest results support Meager Creek as a promising geothermal project. Several existing geothermal operators that have reviewed the project and the technical data have expressed interest for a possible participation in the project. Crew is actively seeking an industrial partner within the energy sector to support the further development of the project.



Asia Pacific Resources:

During the year Asia Pacific completed a financial restructuring which included a conversion of all of its outstanding debentures to common shares and the issuance of additional common shares through private placements. As part of the restructuring agreed to by Crew's previous management, the Company invested an additional $5.0 million into Asia Pacific Resources Ltd. As part of the restructuring and the conversion of the debentures, Olympus Capital, became the controlling shareholder. Concurrently, Asia Pacific appointed a new Board and management. Due to the dilution of its interest and the prolonged period in which there had been a substantial decline in the value of Asia Pacific shares, the Company determined that an indication of an impairment had occurred and recorded a provision for loss in value of the investment of $19,593,056.



Mindoro Nickel Project:

In July 2001 the MPSA was cancelled unexpectedly by the new administration without due process. Crew has appealed the cancellation to the Office of the President and has suspended work on the project, but the Company is convinced that there is no basis for the cancellation of the MPSA, and has taken steps to re-establish the tenure. No further development work will be completed until the MPSA has been reinstated. The Pamplona sulphur project was historically only seen as a cost effective way of supplying sulphuric acid to the Mindoro Nickel project. The Philippines import substantial volumes of sulphur and sulphuric acid to the nickel production and fertilizer production industries. The Company is now investigating how the deposit can be brought into production as a stand-alone project.

Results of Operations

The results of operations for the year in summary, compared with fiscal 2001, were as follows:

 In thousands (all figures expressed in Canadian dollars)
                                                                                   Year ended       Year ended
                                                                                  June 30, 2002    June 30, 2001
                                                                                ---------------- ----------------
    Revenues                                                                           $111,731          $79,702
    Cost of revenues (and amortization of mining assets)                               (91,534)         (70,494)
    Head office interest and other income                                                 1,832               23
    Administrative costs (excluding African operations)                                (10,100)          (6,599)
    Administrative costs - African operations                                          (11,167)          (6,402)
                                                                                ---------------- ----------------
    Income (Loss) before the undernoted:                                                   762          (3,770)
    Loss (gain) on investment in Metorex Limited                                        (8,037)            3,541
    Provision for impairment of Chibuluma South Mine                                    (8,451)                -
    Provision for  impairment of investment in Asia Pacific  Resources (net of
    future income tax recovery of $1,545)                                              (18,048)                -
    Provision  for  impairment  of other mineral  property  interests  (net of
    future income tax recovery of $1,109)                                               (3,901)                -
    Loss on dilution of interest in geothermal asset                                    (1,503)                -
    Costs related to Mindoro Nickel Project                                             (1,573)                -
    Provision  for decline in value of  investment  in Mindoro  (net of future
    income tax recovery of $7,969)                                                            -         (26,055)
                                                                                ---------------- ----------------
    Net loss for the year                                                             $(40,751)       $ (26,284)
                                                                                ================ ================

For the year ended June 30, 2002, the Company incurred a net loss of $40.7 million ($0.31 per share), compared with a net loss of $26.3 million ($0.26 per share) for the year ended June 30, 2001, on mineral sales of $111.7 million ($79.7 million in 2001).

The principal reason for the increase in mineral sales, cost of mineral sales and amortization, as compared with 2001, is that the results of operations of Metorex have been consolidated for the 10 months ended April 30, 2002. The results for the previous year include consolidated results for 7 months (December 1, 2000 - June 30, 2001) Operating performance of the Metorex group improved during the second half of the fiscal year, assisted by generally improved commodity prices and continued weakness of the South African Rand against the US Dollar.

Included above in "head office interest and other income" for the year is a realized foreign exchange gain of approximately $1,634,000 (2001 -loss of $800,000) on Norwegian kroner held at June 30, 2002.

Included in the loss for the year is a provision for impairment of the Company's long-term investment in Asia Pacific Resources Ltd. ("Asia Pacific") in the amount of $18,048,177 net of future income tax recovery of $1,544,879 (2001 -
Nil). Due to continued weakness in Asia Pacific's stock price the Company determined that this impairment was other than temporary and as a result recognized a provision for loss on this investment. Also included in the loss for the year is a provision for impairment of other mineral property interest relating to the Roros project of $3,900,793, net of a future income tax recovery of $ 1,109,085 (2001- Nil). Due to current depressed zinc and copper prices the Company decided to suspend further exploration activities and therefore has written down the value of this project.


During the year ended June 30, 2002, Metorex's Chibuluma South mining operations were placed on care and maintenance basis due to low copper prices and high operating costs. As a result, the Company recorded a provision for impairment of Metorex's Chibuluma South Mine of $8,450,857 (2001 - Nil). On April 24, 2002,

Metorex issued 18.1 million shares to other shareholders; this transaction reduced the Company's interest in Metorex from 53% to 46% and resulted in the Company incurring a loss on dilution of its investment of $1,133,928. On April 26, 2002, the Company disposed of 6.5 million shares of Metorex for cash proceeds of $2,969,040 resulting in a loss on disposal of $1,071,479, (2001 -Nil). The company had equity earnings in Metorex from May 1, 2002 to June 30, 2002 of $1,549,819 (2001 - July 1- November 2000 - $3,540,665). At June 30,
2002, the Company recorded a provision for impairment of $7,381,185 related to the permanent decline in value of its investment in Metorex.


Administrative costs (excluding African operations) increased from $6.6 million in 2001, to $10.1 million in 2002. Included in the current years administrative costs were substantial non-recurring expenses in the period related to changes to the board of directors and senior management. Professional fees include $810,000 (2001- Nil) of non- recurring professional fees related to the proxy contest and related litigation for control of the board of directors. Included in the professional fees are 222,000 (2001- Nil) of advisory fees related to corporate tax planning for the Company and its subsidiaries. Administration, office and general expenses include $1,592,000 (2001- Nil) of non-recurring contract termination payments to former officers and directors of the Company and consulting and non-recurring engagement fees payable to the Company's senior management.

Liquidity and Capital Resources

During the year the Company used $ 7.0 million in cash from operating activities. The net loss of $40.7 million included amortization of $4.4 million, and Non-controlling interest of $1.6 million. Our net loss included a non-cash provision for impairment of investment in Asia Pacific Resources of $19.6 million; a provision for impairment of other mineral property interests of $5.0 million; a provision for impairment of Chibuluma South Mine of $8.5 million; a loss on investment in Metorex of $ 8.0 million; a release in future income taxes related to the provisions above of $4.2 million, unrealized foreign exchange loss of $682,881 and a gain on sale of assets of $431,480. With respect to the changes in working capital, the primary use of cash was due to a decrease in accounts payable of $6.7 million and an increase in inventory of $ 1.6 million. The majority of the movement in accounts payable and all of the movement in inventory incurred in Metorex.

The Company's cash position at June 30, 2002 was $4.4 million (2001 - $40.1 million, of which $14.2 million was held by Metorex). As at June 30, 2002, Crew had total assets of $84 million (2001 - $225 million) and shareholders' equity of $74 million (2001 - $107 million).

Working capital at June 30, 2002 amounted to $4.4 million, (June 30, 2001 - $28.8 million, of which $5.7million arises on consolidation of Metorex).

The Company issued a total of 10,158,101 shares during the year for gross proceeds of $ 3,758,497, ($ 3,364,032 net of issue costs). The Company also issued 3,750,000 warrants to purchase 3,750,000 shares of the Company for cash consideration of $275,250.

During the year the Company disposed of 6.5 million shares of Metorex for cash proceeds of $2,969,040. Subsequent to the year ended, on October 22, 2002, the Company sold an additional 28,208,412 (or 28.2 million) shares of Metorex for cash proceeds of $12,656,698. The proceeds from the sale of Metorex shares will be used for working capital, further exploration of existing projects and in line with Crew's new strategy to acquire and hold assets directly and focus mainly on precious metals.

During the year, a total of $8.7 million was invested in advancing the Company's exploration and development properties, of which $8.5 million was spent in developing the Nalunaq gold project to the stage where, the bankable feasibility study, which commenced in November 2001, was competed in August 2002.

In addition, $1.6 million was invested in advancing the Mindoro nickel project in the first quarter ended September 30, 2001. The majority of the costs relate to technical field costs and were incurred prior to management's decision in September 2001 to withdraw from all field activities related to the project, following the cancellation of the Company's licence to develop a significant portion of this project in July 2001. Effective April 2002, the company has withdrawn all activities and temporarily placed the Mindoro Nickel project on care and maintenance. The feasibility of future operations is dependent on the favourable resolution of the Company's appeal to reinstate the MPSA.

During fiscal 2002, mining property, plant and equipment was acquired in the amount of $14.6 million (2001 - $18.4 million), primarily relating to Chibuluma and O'Okiep Copper mining company, which are subsidiaries of Metorex. The capital expenditures for Chibuluma South were largely incurred on pre-production expenditure and the final commissioning of the Chibuluma South plant. The Chibuluma South plant was placed on a care and maintenance basis due to the deterioration in the copper price and high operating and treatment costs. During the year focus was placed on the construction of the O'Okiep Slag Dump Retreatment Concentrator. The capital expenditure on the concentrator construction was partially financed by in increase in long-term debt, in the amount of $3.8 million.

During the year, Asia Pacific Resources completed a financial restructuring which included the conversion of all of its outstanding debentures to common shares and the issuance of additional common shares through private placements. As part of the restructuring, due to commitments entered into by former management, on October 8, 2001, the Company invested an additional $5.0 million into Asia Pacific Resources Ltd. Due to the dilution of its interest and a substantial decline in value of Asia Pacific, the Company determined that an impairment had occurred and wrote down its investment to market value at June 30, 2002, and recorded a provision for loss in value of investment of $19,593,056.

In April 2002, the Company's interest in Metorex was reduced from 53% to 41% through the sale of shares and a concurrent private placement by Metorex with other shareholders. As a result of the dilution of the Company's interest and resulting loss of control, the Company ceased to consolidate the investment and commenced recording its investment in Metorex Limited using the equity method, effective May 1, 2002. As a result the investments in Property, Plant and Equipment for the current year represent the assets directly held by the Company. In comparison at June 30, 2001, primarily all of the Company's investments in Property, Plant and Equipment and Rehabilitation Trust Funds, as well as Long-Term Debt, Provisions, Employee Future Benefits and Non-Controlling Interest, result from the consolidation of Metorex.

The Company remains debt free, the debt financing of the Nalunaq Gold project has been secured through a USD$ 8 million, term sheet from Standard Bank London Ltd., since the project could now support a 100% debt financing. The Nalunaq debt financing is independent of the Company and will not impact the company's liquidity.